UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Peoples Bancorp Inc.
                          -----------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    709789101
                                 --------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent to less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (292)



                            CUSIP No. 709789 10 1       13G


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peoples Bank, N.A.


2.       CHECK THE APPROPRIATE BOX IS A MEMBER OF A GROUP*

                N/A                                  (a) ___
                                                     (b) ___

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio

  NUMBER OF                5.       SOLE VOTING POWER
  SHARES
  BENEFICIALLY                      303,365 Shares*
  OWNED BY
  EACH                     6.      SHARED VOTING POWER
  WITH
                                   880,940 Shares*

                           7.      SOLE DISPOSITIVE POWER

                                   172,755 Shares*

                           8.      SHARED DISPOSITIVE POWER

                                   1,011,550 Shares*

                        *The reporting person, and the officers and directors of
                         of the reporting person, disclaim beneficial ownership of all of these shares.

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,184,305


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  18%

12.      TYPE OF REPORTING PERSON*


                      *SEE INSTRUCTION BEFORE FILLING OUT!


    Item 1(a).  Name of Issuers.
    ----------  ------------------------------------------------
            Peoples Bancorp Inc.

    Item 1 (b).  Address of Issuer's Principal Executive Offices.
    -----------  ------------------------------------------------

            P.O. Box 738
            Marietta, Ohio 45750

    Item 2(a).   Names of Person Filing.
    ----------   ------------------------------------------------
            Peoples Bank, N.A.

    Item 2(b).   Address of Principal Business Office or, if none, Residence.
    ----------   ------------------------------------------------------------

            P.O. Box 738
            Marietta, Ohio 45750

    Item 2(c).   Citizenship.
    ----------   ------------------------------------------------
            Ohio

    Item 2(d).   Title of Class of Securities.
    ----------   ------------------------------------------------
            Common Stock

    Item 2(e).   CUSIP Number.
    ----------   ------------------------------------------------
            709789 10 1

    Item 3.
    -------
            The reporting person is a bank as defined in section 3(a) (6) of the Securities Exchange Act of 1934, as amended.

    Item 4.      Ownership.
    -------      ------------------------------------------------

            (a)   Amount beneficially owned:              1,184,305

            (b)   Percent of Class:                       18%

            (c)   Number of shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote:

                              303,365

                  (ii)    Shared power to vote or to direct the vote:

                              880,940

                  (iii)   Sole power to dispose or to direct the
                          disposition of:

                              172,755

                  (iv) Shared power to dispose or to direct the disposition of:

                             1,011,550

            (1) The reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of these shares.

            (2) Based upon a total of 6,489,840 issued and outstanding shares.

    Item 5.      Ownership of 5% or Less of a Class.
    -------      -----------------------------------

            Not Applicable.



    Item 6.      Ownership of More than 5% on Behalf of Another Person.
    -------      ------------------------------------------------------
             Certain of the trusts in which shares of the issuer are invested and for which the reporting person is Trustee provide for the grantor and/or beneficiaries to share in the direction of the dividends and proceeds from the sale of issuer securities. No individual trust holds more than 5% of the total issued and outstanding shares of the issuer.

    Item 7.      Identification and Classification of the Subsidiary Which
                 Acquired the Security Being Reported by the Paren Holding
                 Company.
    -------      ----------------------------------------------------------

            Not Applicable.

    Item 8.      Identification and Classification of Members of the Group.
    -------      ----------------------------------------------------------

            Not Applicable.

    Item 9.      Notice of Dissolution of Group.
    -------      ----------------------------------------------------------
            Not Applicable.

    Item 10.     Certification.
    --------     -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                          Signature
                                          ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

                           Peoples Bank National Association

                           By:/s/        ROSE N. NARDI
                                  ------------------------------------------
                           Print Name:   Rose N. Nardi
                                       -------------------------------------
                           Its:  Vice President and Chief Investment Officer
                                 -------------------------------------------

Dated:  As of January 26, 2001